Interim Consolidated Financial Statements
(unaudited)

Oncolytics Biotech® Inc.
September 30, 2014 and 2013

ONCOLYTICS BIOTECH INC.
INTERM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

	Notes	September 30, 2014 $	December 31, 2013 $
Assets
Current assets
Cash and cash equivalents	3	15,012,968	25,220,328
Short-term investments	3	2,031,685	2,001,644
Accounts receivable		84,865	105,853
Prepaid expenses		405,475	361,743
Total current assets		17,534,993	27,689,568
Non-current assets
Property and equipment		543,525	532,459
Total non-current assets		543,525	532,459

Total assets		18,078,518	28,222,027
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		3,298,610	6,008,661
Total current liabilities		3,298,610	6,008,661
Commitments	7
Shareholders’ equity
Share capital Authorized: unlimited Issued:
September 30, 2014 – 89,566,597
December 31, 2013 – 84,803,818	4	235,040,463	228,612,564
Warrants	4	—	376,892
Contributed surplus	4, 5	25,738,527	24,491,212
Accumulated other comprehensive income		188,140	79,698
Accumulated deficit		(246,187,222)	(231,347,000)
Total shareholders’ equity		14,779,908	22,213,366
Total liabilities and equity		18,078,518	28,222,027
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

	Notes	Three Month Period Ending September 30, 2014 $	Three Month Period Ending September 30, 2013 $	Nine Month Period Ending September 30, 2014 $	Nine Month Period Ending September 30, 2013 $
Expenses
Research and development	5, 11, 12	3,571,939	5,001,972	11,305,328	13,923,323
Operating	5, 11, 12	1,105,274	1,222,157	3,706,343	4,107,650
Operating loss		(4,677,213)	(6,224,129)	(15,011,671)	(18,030,973)
Interest		39,937	110,479	178,177	290,806
Loss before income taxes		(4,637,276)	(6,113,650)	(14,833,494)	(17,740,167)
Income tax expense		668	—	(6,728)	—
Net loss		(4,636,608)	(6,113,650)	(14,840,222)	(17,740,167)
Other comprehensive income items that may be reclassified to net loss
Translation adjustment		100,461	(33,513)	108,442	74,126
Net comprehensive loss		(4,536,147)	(6,147,163)	(14,731,780)	(17,666,041)
Basic and diluted loss per common share	6	(0.05)	(0.07)	(0.17)	(0.21)
Weighted average number of shares (basic and diluted)		88,592,863	84,758,818	86,786,937	83,112,919
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Share Capital $	Contributed Surplus $	Warrants $	Accumulated Other Comprehensive Income (Loss) $	Accumulated Deficit $	Total $
As at December 31, 2012	198,155,091	24,126,265	376,892	(57,115)	(207,814,353)	14,786,780

Net loss and other comprehensive income	—	—	—	74,126	(17,740,167)	(17,666,041)
Issued, pursuant to a bought deal financing	30,218,797	—	—	—	—	30,218,797
Exercise of stock options	139,676	(34,687)	—	—	—	104,989

Share based compensation	—	191,356	—	—	—	191,356
As at September 30, 2013	228,513,564	24,282,934	376,892	17,011	(225,554,520)	27,635,881

	Share Capital $	Contributed Surplus $	Warrants $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $

As at December 31, 2013	228,612,564	24,491,212	376,892	79,698	(231,347,000)	22,213,366

Net loss and other comprehensive income	—	—	—	108,442	(14,840,222)	(14,731,780)
Issued, pursuant to Share Purchase Agreement	6,427,899	—	—	—	—	6,427,899
Expired warrants	—	376,892	(376,892)	—	—	—

Share based compensation	—	870,423	—	—	—	870,423
As at September 30, 2014	235,040,463	25,738,527	—	188,140	(246,187,222)	14,779,908
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Notes	Three Month Period Ending September 30, 2014 $	Three Month Period Ending September 30, 2013 $	Nine Month Period Ending September 30, 2014 $	Nine Month Period Ending September 30, 2013 $

Operating Activities
Net loss for the period		(4,636,608)	(6,113,650)	(14,840,222)	(17,740,167)
Amortization - property and equipment		39,904	41,205	118,073	91,351
Share based compensation	5, 11	199,821	(59,497)	870,423	191,356
Unrealized foreign exchange loss (gain)		243,290	34,179	193,301	(63,670)
Net change in non-cash working capital	10	(261,622)	(412,109)	(2,701,103)	(2,508,562)
Cash used in operating activities		(4,415,215)	(6,509,872)	(16,359,528)	(20,029,692)
Investing Activities
Acquisition of property and equipment		(113,782)	(103,512)	(131,001)	(250,814)
Purchase of short-term investments		—	—	(30,041)	(32,416)
Cash used in investing activities		(113,782)	(103,512)	(161,042)	(283,230)
Financing Activities
Proceeds from exercise of stock options and warrants	4, 5	—	—	—	104,989
Proceeds from Share Purchase Agreement	4	2,736,749	—	6,427,899	—
Proceeds from public offering	4	—	—	—	30,218,797
Cash provided by financing activities		2,736,749	—	6,427,899	30,323,786
Increase in cash		(1,792,248)	(6,613,384)	(10,092,671)	10,010,864
Cash and cash equivalents, beginning of period		16,880,730	36,153,277	25,220,328	19,323,541
Impact of foreign exchange on cash and cash equivalents		(75,514)	(67,692)	(114,689)	137,796
Cash and cash equivalents, end of period		15,012,968	29,472,201	15,012,968	29,472,201
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2014

Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.
Our interim consolidated financial statements for the period ended September 30, 2014, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on November 5, 2014. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded and our registered office is located at 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada.
We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our product being developed may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.
Note 2: Basis of Financial Statement Presentation
Our interim consolidated financial statements include our financial statements and the financial statements of our subsidiaries as at September 30, 2014 and are presented in Canadian dollars, our functional currency.
Our accounts are prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the International Accounting Standards Board (“IASB”). The accounts are prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.
These interim consolidated financial statements have been prepared in compliance with International Accounting Standard 34 Interim Financial Reporting. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with our most recent annual audited consolidated financial statements, for the year ended December 31, 2013. We have consistently applied the same accounting policies for all periods presented in these interim consolidated financial statements as those used in our audited consolidated financial statements for the year ended December 31, 2013.
Standards and Interpretations Adopted in 2014
Offsetting Financial Assets and Liabilities
On January 1, 2014, we adopted the amendments to IAS 32 Financial Instruments: Presentation. There was no impact on our consolidated financial statements as a result of adopting these amendments.

Note 3: Cash Equivalents and Short Term Investments

Cash Equivalents
Cash equivalents consist of interest bearing deposits with our bank totaling $9,534,745 (December 31, 2013 - $22,032,832).  The current annual interest rate earned on these deposits is 1.38% (December 31, 2013 – 1.08%).

Short-Term Investments
Short-term investments which consist of guaranteed investment certificates are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.  The objectives for holding short-term investments are to invest our excess cash resources in investment vehicles that provide a better rate of return compared to our interest bearing bank account with limited risk to the principal invested.  We intend to match the maturities of these short-term investments with the cash requirements of the Company’s activities and treat these as held-to-maturity short-term investments.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2014

	Face Value $	Original Cost $	Accrued Interest $	Carrying Value $	Fair Value $	Effective Interest Rate %
September 30, 2014
Short-term investments	2,031,685	2,031,685	—	2,031,685	2,031,685	1.44%
December 31, 2013
Short-term investments	2,001,644	2,001,644	—	2,001,644	2,001,644	1.50%

Fair value is determined by using published market prices provided by our investment advisor.
Note 4: Share Capital
Authorized:
Unlimited number of no par value common shares

Issued:	Shares		Warrants
	Number	Amount $	Number	Equity Amount $
Balance, December 31, 2012	76,710,285	198,155,091	303,945	376,892
Issued for cash pursuant to February 25, 2013 public offering(a)	8,000,000	32,848,000	—	—
Exercise of stock options	93,533	238,676	—	—
Share issue costs	—	(2,629,203)	—	—
Balance, December 31, 2013	84,803,818	228,612,564	303,945	376,892
Issued pursuant to Share Purchase Agreement(b)	4,762,779	7,322,555	—	—
Expiry of warrants	—	—	(303,945)	(376,892)
Share issue costs	—	(894,656)	—	—
Balance, September 30, 2014	89,566,597	235,040,463	—	—

(a)	Pursuant to a public offering, we issued 8,000,000 commons shares at an issue price of US$4.00 per common share for gross proceeds of US$32,000,000.

(b)
On February 27, 2014, we entered into a share purchase agreement (the "Share Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") to sell up to US$26,000,000 of common stock. Subject to the terms and conditions of the Share Purchase Agreement and at our sole discretion, we may sell up to US$26.0 million worth of common shares to LPC over the 30-month term. The purchase price of the common shares will be based on prevailing market prices of our common shares immediately preceding the notice of a sale without any fixed discount. Subject to the Share Purchase Agreement, we control the timing and amount of any future investment and LPC is obligated to make such purchases, if and when we elect. The Share Purchase Agreement does not impose any upper price limit restrictions, negative covenants or restrictions on our future financing activities. We can terminate the Purchase Agreement at any time at our sole discretion without any monetary cost or penalty. Under the Share Purchase Agreement, we issued an initial commitment fee of 292,793 common shares to LPC valued at fair value of US$455,000. An additional 292,793 common shares will be issued on a pro rata basis under the terms of the Share Purchase Agreement as an additional commitment fee.

During the nine month period ending September 30, 2014, under the terms of the Share Purchase Agreement, we issued 4,400,962 common shares for net proceeds of approximately US$6.0 million. As well, we issued 292,793 initial commitment fee common shares and 69,024 additional commitment fee common shares for a total of 361,817 commitment fee common

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2014

shares valued at fair value of US$552,523. The initial commitment fee and additional commitment fee common shares are recorded as additional share issue costs.
Warrants
The following table summarizes our outstanding warrants as at September 30, 2014:

Exercise Price	Outstanding, Beginning of the Period	Granted During the Period	Exercised During the Period	Expired During the Period	Outstanding, End of Period	Weighted Average Remaining Contractual Life (years)
$4.20	303,945	—	—	(303,945)	—	—
	303,945	—	—	(303,945)	—	—
Note 5: Share Based Payments
Stock Option Plan
We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at September 30:

	2014		2013
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the period	5,918,678	3.75	5,925,377	4.31
Granted during the period	300,000	1.61	250,000	4.26
Forfeited during the period	—	—	(150,000)	4.60
Expired during the period	(250,834)	7.51	(63,500)	3.33
Exercised during the period	—	—	(48,533)	2.16
Outstanding, end of the period	5,967,844	3.48	5,913,344	4.33
Options exercisable, end of the period	5,307,510	3.69	5,744,509	4.39
The following table summarizes information about the stock options outstanding and exercisable at September 30, 2014:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$1.45 - $2.37	2,459,594	8.1	1.85	1,799,260	1.88
$2.70 - $3.89	1,274,000	6.2	3.59	1,274,000	3.59
$4.00 - $5.92	1,568,750	4.4	4.57	1,568,750	4.57
$6.72 - $9.76	665,500	6.2	6.72	665,500	6.72
	5,967,844	6.5	3.48	5,307,510	3.69
Non-vested options vest annually over periods ranging from one to three years or upon satisfaction of certain performance conditions. We have reserved 7,382,208 common shares for issuance relating to outstanding stock options.
Share based payment expense (recovery) of $199,821 and $870,423 for the three and nine month periods ending September 30, 2014, respectively, relates to the vesting of options previously granted to employees and directors (2013 - ($59,497) and $191,356 ).

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2014

The estimated fair value of stock options issued during the period was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

	2014	2013

Risk-free interest rate	1.10%	1.12%
Expected hold period to exercise	3.2 years	2.3 years
Volatility in the price of the Company's shares	60.78%	59.6%
Rate of forfeiture	2.5%	—%
Dividend yield	Nil	Nil
Weighted average fair value of options	$0.68	$1.51

We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada marketable bond rate in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.
Note 6: Loss Per Common Share

Loss per common share is calculated using the net loss for the three and nine month periods and the weighted average number of common shares outstanding for the three and nine month periods ending September 30, 2014 of 88,592,863 and 86,786,937, respectively (September 30, 2013 of 84,758,818 and 83,112,919, respectively). The effect of any potential exercise of our stock options and warrants outstanding during the period has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.
Note 7: Commitments

We are committed to payments totaling $5,212,947 for activities related to our clinical trial, manufacturing and collaboration programs which are expected to occur over the next twelve months.

We are committed to rental payments (excluding our portion of operating costs and rental taxes) under the terms of our office leases. Annual payments under the terms of these leases are as follows:

Amount $
Remainder of 2014	47,734
2015	193,476
2016	136,643
2017	48,024
425,877

Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), we have agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product.  We agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2014

Note 8: Capital Disclosures

Our objective when managing capital is to maintain adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection.  We include shareholders’ equity, cash and cash equivalents and short-term investments in the definition of capital.

	September 30, 2014 $	December 31, 2013 $
Cash and cash equivalents	15,012,968	25,220,328
Short-term investments	2,031,685	2,001,644
Shareholders’ equity	14,779,908	22,213,366

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board .  The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.  The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares.  Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital.  There are no assurances that funds will be made available to us when required.

On August 1, 2014, we renewed our short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”). Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf expires on September 1, 2016.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2014.

Note 9: Financial Instruments

Our financial instruments consist of cash and cash equivalents, short-term investments,  accounts receivable, and accounts payable.  As at September 30, 2014, there are no significant differences between the carrying values of these amounts and their estimated market values.

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations.  We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance.  Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada.  For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties.  Currently, 100% of our short-term investments are in guaranteed investment certificates.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments.  We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union and to the extent cash is held in foreign currencies.  The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss for the nine month period ending September 30, 2014 by approximately $15,628.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss for the nine month period ending September 30, 2014 by approximately $21,255. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss for the nine month period ending September 30, 2014 by approximately $63,659 .

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at September 30, 2014 are as follows:

	U.S. dollars $	British pounds £	Euro €
Cash and cash equivalents	4,149,411	71,504	15,109
Accounts payable	(332,633)	(34,542)	(17,573)
	3,816,778	36,962	(2,464)

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in Note 8.  Accounts payable are all due within the current operating period.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2014

Note 10: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	Three Month Period Ending September 30, 2014 $	Three Month Period Ending September 30, 2013 $	Nine Month Period Ending September 30, 2014 $	Nine Month Period Ending September 30, 2013 $
Change in:
Accounts receivable	(30,474)	11,338	20,988	9,577
Prepaid expenses	204,063	87,600	(43,732)	(140,224)
Accounts payable and accrued liabilities	(368,466)	(511,047)	(2,710,051)	(2,377,915)
Non-cash impact of foreign exchange	(66,745)	—	31,692	—
Change in non-cash working capital related to operating activities	(261,622)	(412,109)	(2,701,103)	(2,508,562)

Other Cash Flow Disclosures

	Three Month Period Ending September 30, 2014 $	Three Month Period Ending September 30, 2013 $	Nine Month Period Ending September 30, 2014 $	Nine Month Period Ending September 30, 2013 $
Cash interest received	39,937	110,479	178,177	290,806
Cash taxes paid	(668)	2,890	6,728	2,890
Note 11: Other Expenses and Adjustments

We present our expenses based on the function of each expense and therefore include realized foreign exchange gains and losses, unrealized non-cash foreign exchange gains and losses, and non-cash stock based compensation associated with research and development activity as a component of research and development expenses and amortization of property and equipment and stock based compensation associated with operating activities as a component of operating expenses.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2014

	Three Month Period Ending September 30, 2014 $	Three Month Period Ending September 30, 2013 $	Nine Month Period Ending September 30, 2014 $	Nine Month Period Ending September 30, 2013 $
Included in research and development expenses:
Realized foreign exchange loss (gain)	(3,470)	84,064	268,472	138,662
Unrealized non-cash foreign exchange loss (gain)	32,132	(91,156)	(27,130)	(137,794)
Non-cash share based payments (recovery), net	130,030	2,385	535,427	7,675

Included in operating expenses
Amortization of property and equipment	39,904	41,205	118,073	91,351
Non-cash share based payments (recovery), net	69,791	(61,882)	334,996	183,681
Office minimum lease payments	54,529	22,833	101,973	68,499
Note 12: Related Party Transactions

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of the members of the Board of Directors along with certain officers of the Company.

	Three Month Period Ending September 30, 2014 $	Three Month Period Ending September 30, 2013 $	Nine Month Period Ending September 30, 2014 $	Nine Month Period Ending September 30, 2013 $
Short-term employee benefits	565,873	574,998	1,834,880	1,705,390
Share-based payments	183,692	15,993	793,489	256,683
	749,565	590,991	2,628,369	1,962,073
Note 13: Subsequent Events

Amendment to Share Purchase Agreement
On October 20, 2014 we announced that we had reached an agreement on amendments to our Share Purchase Agreement. The specific amendments to the Agreement include allowing the Company to sell shares to LPC at the Company's sole option independent of the closing price of the Common Stock, increasing the number of shares that may be sold to LPC at certain price levels and changes to the way the number of Commitment Shares issuable are calculated. In consideration of the amendments to the Agreement, the Company shall issue 146,397 shares of Common Stock to LPC. All other terms and conditions of the Agreement remain in force without amendment.

"At the Market" Equity Distribution Agreement
On October 24, 2014, we announced that we had entered into an "at-the-market" ("ATM") equity distribution agreement with Canaccord Genuity Inc. acting as sole agent. Under the terms of the distribution agreement, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to $20 million through Canaccord Genuity Inc. We will determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility.